UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2026	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario

Canada M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form  40-F ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: August 27, 2026	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

Table of Contents

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended July 31, 2026, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:

(a)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and
(b)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX

1.	Certificates – Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

2.	Certificates – Section 906 of Sarbanes-Oxley Act of 2002